Exhibit 99

April 18, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Retirement of Mr. Bhavesh Zaveri

In continuation to our intimation dated January 17, 2026, the Board noted the retirement of Mr. Bhavesh Zaveri as an Executive Director of the Bank with effect from the close of business hours on April 18, 2026 and placed on record its appreciation for the long and devoted services of Mr. Zaveri to the Bank throughout his tenure and wished him all the success in his future endeavours. Mr. Zaveri’s significant contributions to the Bank are detailed in Annexure I, which is enclosed herewith.

This is for your information and appropriate dissemination.

Thank you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Encl: a/a

Annexure I

CONTRIBUTIONS MADE BY MR. BHAVESH ZAVERI TO THE BANK

Mr. Bhavesh Zaveri joined the Bank in 1998 in the Operations function. He became Business Head – Wholesale Banking Operations in the year 2000 and was appointed as Group Head - Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. Immediately prior to his retirement, he was the Executive Director of the Bank.

Mr. Zaveri was one of the key contributors to the growth of the Bank over the years and a thought leader in his domain contributing not only to the organization but to the banking industry.

As the operations head, he was responsible for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME, Retail Assets, Liabilities, Transaction Services for Payments and Cash Management, Trade Finance, Treasury, ATM operations and Administration.

Mr. Zaveri had been instrumental in delivering the Bank’s deep geography strategy. This helped the Bank build a formidable banking network across the country and enabled financial inclusion and financial participation. His efforts were pioneering and helped the Bank gain a competitive edge by enhancing its product and service offerings to customers in these markets.

In his role as head of technology, he contributed greatly to the Bank’s digital footprint and preparing the Bank to meet the demands of a digital world especially in building the entire digital payment ecosystem for the country by being a key participant in the formation of National Payment Corporation of India (NPCI).

Apart from his prowess in his domain, Mr. Zaveri had contributed greatly in the areas of leadership and skill development within the Bank. He has built a strong pipeline of leaders across the operations vertical and effectively, mentored people to take on larger responsibilities.